UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended:
June 30, 2025

024-12383
(Commission File Number)

ENERGEA PORTFOLIO 3 AFRICA LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Page i

Page ii

Caution Regarding Forward-Looking Statements

We make statements in this Semi-Annual Report that are forward-looking statements. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•       our ability to effectively deploy the proceeds raised from the Offering;

•       ability to attract and retain Investors on the Platform;

•       risks associated with breaches of our data security;

•       public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•       climate change and natural disasters that could adversely affect our Projects and our business;

•       changes in economic conditions generally and the renewable energy and securities markets specifically;

•       limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects and Loans;

•       our failure to obtain necessary outside financing;

•       risks associated with derivatives or hedging activity;

•       intense competition in African renewable energy markets that may limit our ability to attract or retain Customers (as defined below);

•       defaults under Supporting Contracts (see "Summary of Supporting Contracts" in the Offering Circular);

•       increased interest rates and/or operating costs;

•       the risk associated with potential breach or expiration of a ground lease, if any;

•       our failure to successfully construct, interconnect, operate or maintain the Projects;

•       inability of a Borrower to make payments on a Loan;

•       the failure of Projects and Loans to yield anticipated results;

•       exposure to liability relating to environmental and health and safety matters;

•       our level of debt and the terms and limitations imposed on us by our debt agreements;

•       our General Partner's ability to retain executive officers and other key personnel;

•       the ability of our General Partner to source, originate and service our Projects and Loans;

•       the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

•       regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and SEC guidance related to Regulation A, or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act");

•       changes in business conditions and the market value of our Projects, including changes in renewable energy policy, interest rates, prepayment risk, operator or Borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•       our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our General Partner;

•       our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the Investment Company Act of 1940, as amended, and other laws; and

•       changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-Annual Report. All forward-looking statements are made as of the date of this Semi-Annual Report and the risk that actual results will differ materially from the expectations expressed in this Semi-Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this Semi-Annual Report, including, without limitation, those named above and those named under "Risk Factors", the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semi-Annual Report will be achieved.

Our Business

Energea Portfolio 3 Africa LP (the "Company") is a limited partnership organized under the laws of Delaware. The Company has elected to be taxed as a "C" corporation for United States federal and state income tax purposes. The Company's day-to-day operations are managed by Energea Global LLC (the "General Partner").

The Company was created to invest in the acquisition, development, and operations of solar energy projects in various countries in Africa, but mainly in South Africa (each a "Project"). The Projects will sell power and, in some cases, environmental commodities, to offtakers (who we collectively refer to as "Customers") who purchase the power or the environmental commodities under long term contracts. The Company may also lend money to Development Companies (which we collectively refer to as "Borrowers") and use solar projects as collateral rather than acquiring Projects for direct ownership (each a "Loan").

To date, the Projects and Loans have produced a stable and predictable stream of cash flow from Customers and Borrowers. As the Company earns revenue, it uses the revenue to pay for operating expenses (see "Our Operating Costs and Expenses" in the Offering Circular) and distributes the remaining cash to the holders of our Class A Investor Shares (our "Investors"), our Reg D Investors (as such term is defined herein and together with the Investors, the "Preferred Equity Investors") and the holders of our Common Shares (which is currently the General Partner). See "Company Operations and Other Matters" in the Offering Circular.

Projects are currently owned by a special-purpose entity (the "Holdco"). Holdco is organized as a South African (PTY) LTD company, the South African equivalent of a U.S. limited liability company. Holdco is a wholly owned subsidiary of the Company.

Description of Property

To date, the Company owns the following Projects and has issued the following Loans:

Projects Acquired and Owned

As of the date of this Semi-Annual Report, we have acquired a total of sixteen (16) Projects.

Project Name	Acquisition Date	Project Size (AC)	Amount Invested	Form 1-U
Spar Lulekani	04/29/2021	360kW	$23,369	Link
Nhimbi Fresh	04/29/2021	500kW	$24,631	Link
Anchor Foods	11/30/2021	110kW	$109,334	Link
CPOA Avondrust	06/02/2022	150kW	$99,025	Link
CPOA Trianon	06/02/2022	100kW	$163,624	Link
Zandvliet Care Facility	09/12/2022	100kW	$74,999	Link
Baysville	09/12/2022	100kW	$25,000	Link
Connaught Park	11/16/2022	400kW	$411,362	Link
CPOA Quadrant Gardens	05/26/2023	100kW	$90,710	Link
CPOA Constantia Place	10/04/2023	125kW	$115,108	Link
Laerskool Havinga	10/04/2023	100kW	$191,151	Link
Bosmandam High School	10/04/2023	100kW	$148,234	Link
Montagu High School	03/14/2024	100kW	$182,256	Link
CPOA Eventide	02/14/2024	50kW	$98,806	Link
Robertson Voorbereiding	05/13/2024	62kW	$117,306	Link
Swellendam Secondary School	07/10/2024	200kW	$251,494	Link
Total			$2,126,409

Loans Issued

As of the date of this Semi-Annual Report, the Company has issued one (1) Loan.

Borrower Name	Closing Date	Maximum Loan Amount	Amount Lent as of 12/31/24	Form 1-U
Hecate Global Renewables	10/25/2024	$20,000,000	$1,429,000	Link
Total			$1,429,000

Item 1. Management Discussion and Analysis of Financial Condition and Result of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semi-Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in herein (see "Caution Regarding Forward-Looking Statements" and "Risk Factors" in the Offering Circular). Unless otherwise indicated, the latest results discussed below are as of June 30, 2025.

Summary of Key Accounting Policies

Investments

For financial statement purposes, the Company accounts for investments in Projects under ASC 360. The Projects are carried at cost and will be depreciated on a straight-line basis over the estimated useful life of the related assets.

Impairment

The Company evaluates for impairment under ASC 360, utilizing the following required steps to identify, recognize and measure the impairment of a long-lived asset to be held and used:

•       Indicators of impairment - Consider whether indicators of impairment are present

•       Test for recoverability - If indicators are present, perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the long-lived asset in question to its carrying amount (as a reminder, entities cannot record an impairment for a held and used asset unless the asset first fails this recoverability test).

•       Measurement of an impairment - If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of the long-lived asset, determine the fair value of the long-lived asset and recognize an impairment loss if the carrying amount of the long-lived asset exceeds its fair value.

Revenue Recognition

The company follows ASC 606 guidelines for revenue recognition. To apply this principle, the standard establishes five key steps:

•       Step 1: Recognize the contract with the Customer/Borrower

•       Step 2: Specify performance obligations

•       Step 3: Establish transaction price

•       Step 4: Allocate transaction price to performance obligations

•       Step 5: Recognize revenue

Market Outlook and Recent Trends

Exchange Rates Between the South African Rand and the United States Dollar

Over the past 12 months, the ZAR has experienced notable volatility against USD, influenced by both global and domestic factors. In April 2025, the USD/ZAR exchange rate peaked at approximately 19.93, marking the ZAR's weakest point during this period. We believe that this depreciation was driven by a combination of U.S. tariff announcements and political instability within South Africa. Conversely, the ZAR reached its strongest level of around 17.71 per one USD in December 2024. As of June 30, 2025, the exchange rate stands near 17.71.

The fluctuations in the ZAR's value have been influenced by several factors, including U.S. monetary policy decisions, domestic economic performance, and political developments. For instance, the South African economy faced challenges such as infrastructure inefficiencies and stagnant GDP growth, which have impacted investor confidence. Additionally, global market dynamics, including shifts in investor sentiment towards emerging markets, have played a role in the ZAR's performance.

Overall, while the ZAR has shown resilience at times, its exchange rate against USD remains sensitive to both internal and external economic and political factors.

Load Shedding

Load shedding in South Africa has significantly declined throughout 2024, with Eskom managing to suspend rolling blackouts for over 170 consecutive days by September. This improvement is due to several factors, including better maintenance of power generation units, strategic use of Open-Cycle Gas Turbines ("OCGTs"), and the return of several generation units to service. Additionally, the Energy Availability Factor ("EAF"), which measures the reliability of power plants, improved by about 8.5% compared to 2023, signaling a more stable power grid.

The government's efforts to boost private sector involvement in energy generation, particularly through investments in renewable energy projects and rooftop solar installations, have also played a key role. Furthermore, Eskom has significantly reduced its diesel usage, cutting costs by 75% compared to the previous year. These developments, alongside structural reforms and increased generation capacity have created optimism for a load shedding-free future, with Eskom forecasting continued stability throughout the year.

Calculating Distributions

The Company intends to make distributions monthly, to the extent the General Partner, in its discretion, determines that cash flow is available for distributions and in a manner consistent with the Authorizing Resolutions. Any other distributions shall be made pursuant to the terms of the LP Agreement which gives the General Partner broad discretion whether to make any distributions. To date, the Company has not made a profit, although it has had distributable cash flow. Below are the activities of the Company that generate the cash flow which could be used to fund distributions:

Sources of Distributable Cash Flow

  Net income received from the Projects;

  Interest payments received from the Borrowers;

  Interest payments received from Company Investments;

  Net Proceeds from Capital Transactions;
    Originates from the sale or refinancing of Projects;
    Net proceeds are the gross proceeds of the capital transaction minus associated expenses, including debt repayment; and

  Liquidated Damages from Construction Agreements;
    Penalties paid by EPC Contractors when Projects are delivered behind schedule;
    Liquidated Damages are not booked as revenue but are considered distributable cash flow.

When the Company has distributable cash flow and the General Partner determines to make a distribution, here is an overview of how these distributions are allocated and calculated:

Allocation of Distributions

Distributable cash flow, if any, is distributed to the Preferred Equity Investors, on a pari passu basis, and the General Partner in the following order of priority:

  First, the Preferred Return;

  Thereafter, any additional cash flow shall be distributed 70% to Preferred Equity Investors and the Carried Interest to the General Partner.

Calculation of Preferred Return

The General Partner discounts each month of Estimated NOI (see "Price of Class A Investor Shares" in the Offering Circular) by the same discount rate until the cash flow results in an internal rate of return ("IRR") of 7% ("Adjusted NOI").  The IRR is calculated using the XIRR function and is based upon the price an Investor paid per Class A Investor Share. The resulting Adjusted NOI is the monthly distribution that would need to be paid to Investors for them to receive their Preferred Return. Since all months of Estimated NOI are discounted evenly, the Adjusted NOI maintains the same seasonality curve as the Estimated NOI. If the actual NOI for any month is less than the Adjusted NOI, the Investors receive all the cash distributed that month and the shortfall is carried forward so that Investors catch up on their Preferred Return prior to any Carried Interest being paid. The IRR is calculated based upon the price an Investor paid per Class A Investor Share, and not on any revenue or profit achieved by the Company. To date, the Company has not made a profit, although it has had distributable cash flow. To the extent the Company has distributable cash flow but has no current or accumulated earnings and profit, such distributions are considered a return of capital for U.S. federal income tax purposes to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder's Class A Investor Shares.

Calculation of Carried Interest

If the General Partner determines that a distribution can be made with distributable cash flow, and the amount of distributable cash flow is greater than the Adjusted NOI for the month (and the Investors are therefore on track to receive their Preferred Return), the General Partner will receive a Carried Interest. Any distributable cash flow that is greater than the Adjusted NOI (plus any shortfall from previous months) will be divided between the General Partner and the Preferred Equity Investors where the General Partner will get 30% of the excess and Preferred Equity Investors will get 70% of the excess.

Distributions

Provided we have distributable cash flow (see "Sources of Distributable Cash Flow"), we will authorize and declare distributions based on the Projects' net income, interest paid on Loans and interest earned on Company Investments during the preceding month minus any amounts held back for reserves.

While we are under no obligation to do so, our General Partner may declare other periodic distributions as circumstances dictate.

To date, the Company has not made a profit, although it has had distributable cash flow. To the extent the Company has distributable cash flow but has no current or accumulated earning and profit, such distributions are considered a return of capital for U.S. federal income tax purposes to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder's Class A Investor Shares and reported to Investors on a Form 1099-B. To the extent the Company makes distributions from profits in the future, such distributions will be classified as dividends and reported to Investors on a Form 1099-DIV.

Please note that in some cases, Investors have cancelled their purchase of Class A Investor Shares after distributions were made. In that case, the distribution allocated to that Investor is returned to the Company and the bookkeeping is updated to reflect the change in cash distributed. Thus, all figures below are subject to change.

Below is a table depicting the fees paid and distributions made from the Company since inception. Note that whenever the table shows that the General Partner has received its Carried Interest, the Investors have received their full Preferred Return, as defined in "Allocations of Distributions". In those cases where the General Partner does not receive its Carried Interest, distributions were not sufficient to distribute to Investors their Preferred Return.

Distribution Date	Distributable Cash Flow	Preferred Return	Additional Cash Flow (70%)	Carried Interest* (30%)	Class A Investor Distributions**	Cash on Cash Yield***
4/6/21	0.00	0.00	0.00	0.00	0.00	0.00%
4/26/21	0.00	0.00	0.00	0.00	0.00	0.00%
5/21/21	0.00	0.00	0.00	0.00	0.00	0.00%
7/29/21	0.00	0.00	0.00	0.00	0.00	0.00%
8/26/21	0.00	0.00	0.00	0.00	0.00	0.00%
9/23/21	116.81	81.83	34.98	0.00	116.81	0.24%
10/30/21	241.58	169.23	72.35	0.00	241.58	0.50%
11/30/21	101.74	74.35	27.39	0.00	101.74	0.06%
12/24/21	112.23	79.77	32.46	0.00	112.23	0.06%
2021 Total	$572.36	$405.18	$167.18	$0.00	$572.36	0.86%
1/26/22	209.71	148.46	61.25	0.00	209.71	0.08%
2/24/22	120.23	85.33	34.91	0.00	120.23	0.03%
3/29/22	334.48	232.94	101.54	0.00	334.48	0.08%
4/29/22	331.59	236.00	95.59	0.00	331.59	0.07%
5/31/22	938.81	677.23	261.58	0.00	938.81	0.15%
6/30/22	1,084.96	782.66	302.30	0.00	1,084.96	0.16%
7/29/22	913.84	700.28	213.56	0.00	913.84	0.13%
8/27/22	1,119.77	846.48	273.29	0.00	1,119.77	0.14%
9/27/22	1,401.61	1,020.15	381.46	0.00	1,401.61	0.18%
10/27/22	1,801.99	1,280.11	521.88	0.00	1,801.99	0.23%
11/29/22	2,304.20	1,636.87	667.33	0.00	2,304.20	0.26%
12/28/22	3,101.53	2,203.29	898.24	0.00	3,101.53	0.31%
2022 Total	$13,662.72	$9,849.80	$3,812.93	$0.00	$13,662.72	1.82%
1/26/23	3,528.87	2,542.37	887.85	98.65	3,430.22	0.31%
2/24/23	3,995.29	2,847.59	1,032.93	114.77	3,880.52	0.31%
3/27/23	3,605.33	2,603.73	901.44	100.16	3,505.17	0.25%
4/27/23	4,540.45	3,332.65	1,087.02	120.78	4,419.67	0.29%
5/26/23	5,011.38	3,352.25	1,410.26	248.87	4,762.51	0.28%
6/26/23	5,923.70	4,054.70	1,682.10	186.90	5,736.80	0.30%
7/25/23	3,239.31	2,223.81	913.95	101.55	3,137.76	0.16%
8/28/23	2,294.09	1,826.45	467.64	0.00	2,294.09	0.10%
9/27/23	2,759.92	1,863.81	815.46	80.65	2,679.27	0.11%
10/27/23	4,554.37	3,233.48	1,202.01	118.88	4,435.49	0.18%
11/24/23	5,540.10	3,916.42	1,479.42	144.26	5,395.84	0.22%
12/26/23	8,703.84	6,194.69	2,283.32	225.83	8,478.01	0.33%
2023 Total	$53,696.65	$37,991.95	$14,163.40	$1,541.30	$52,155.35	2.84%
1/26/24	7,974.79	5,732.77	2,039.75	202.13	7,772.52	0.28%
2/27/24	14,209.99	10,479.42	3,729.31	0.00	14,208.73	0.47%
3/26/24	13,000.00	9,424.71	3,394.32	178.76	12,819.03	0.40%
4/26/24	13,792.76	10,164.67	3,446.69	181.40	13,611.36	0.41%
5/24/24	14,000.00	10,681.27	3,318.68	0.00	13,999.95	0.39%
6/27/24	14,229.14	11,085.27	3,144.00	0.00	14,229.27	0.38%
7/26/24	13,219.27	10,391.09	2,827.93	0.00	13,219.02	0.33%
8/27/24	18,022.78	13,751.04	3,416.94	854.35	17,167.98	0.43%
9/27/24	16,696.51	12,858.65	3,070.06	767.57	15,928.71	0.37%
10/28/24	22,461.87	17,266.84	4,396.21	779.25	21,663.05	0.47%
11/26/24	30,503.74	24,692.64	5,779.63	0.00	30,472.27	0.63%
12/24/24	33,401.71	27,717.40	5,674.41	0.00	33,391.81	0.66%
2024 Total	$211,512.56	$164,245.78	$44,237.92	$2,963.46	$208,483.70	5.22%
1/24/25	34,979.86	28,885.40	6,094.46	0.00	34,979.86	0.65%
2/25/25	31,193.39	25,797.63	5,395.76	0.00	31,193.39	0.54%
3/27/25	31,675.00	26,113.18	5,561.82	0.00	31,675.00	0.52%
4/24/25	44,763.31	36,643.06	8,120.25	0.00	44,763.31	0.70%
5/23/25	33,843.09	27,745.18	6,097.91	0.00	33,843.09	0.50%
6/23/25	36,963.70	30,076.72	6,886.98	0.00	36,963.70	0.52%
7/29/25	41,644.59	35,605.89	6,038.70	0.00	41,644.59	0.56%
8/26/25	39,529.28	33,751.10	5,778.18	0.00	39,529.28	0.52%
2025 Total	$294,592.22	$244,618.16	$49,974.06	$0.00	$294,592.22	4.51%
TOTAL	$574,036.51	$457,110.87	$112,420.89	$4,504.76	$569,531.75	15.25%

*Note: The General Partner reserves the right to reduce its Management Fees and/or Carried Interest payments for any reason or to protect the desired cash yield to Investors. For more information regarding the Management Fees and Carried Interest paid to our General Partner, see "Compensation of General Partner" in the Offering Circular.

**Note: Class A Investor distributions are equal to the Preferred Return plus any additional cash flow, please see "Calculating Distributions".

***Note: Monthly cash-on-cash yield values are calculated by dividing the Investor Distributions amount by the total cost basis of all outstanding shares at the time the distribution is issued. Year-end cash-on-cash yields are calculated by summing all monthly cash-on-cash yields for the respective year.

Past Operating Results

During the first half of 2025, the Company continued to build on the momentum achieved in prior years, demonstrating steady financial growth and operational efficiency. The semi-annual period reflected ongoing expansion of the Projects, stronger revenue generation, and disciplined expense management, resulting in improved profitability and reinforcing the Company's ability to sustain positive performance across its operations.

Operating Results for Semi-Annual Period ended June 30, 2025 and 2024

As of June 30, 2025 and December 31, 2024, the Company had assets totaling $6,520,271 and $4,797,390, respectively, on its balance sheet, comprised of cash on hand of $1,932,145 and $1,267,925, respectively, property and equipment net of depreciation of $2,136,520 and $2,041,142, respectively, other current assets of $87,606 and $59,323, respectively, and non-current assets of $2,364,000 and $1,429,000, respectively. The Company's total liabilities and partners' equity was $6,520,271 and $4,797,390, respectively. Liabilities totaled $57,628 and $34,975, respectively, and equity owned by the Investors totaled $6,462,643 and $4,792,415.

The significant increase in assets and liabilities, was due to the escalation of investments and the increase of capital raised from Investors.

For the semi-annual period ended June 30, 2025 and June 30, 2024, the Company generated revenue of $252,659 and $69,104, respectively, and total operating expenses of $139,659 and $63,368, respectively, which included professional fees, software subscriptions, depreciation, insurance, operation and maintenance and other general and administrative costs. The Company also recorded other income of $19,337 and $33,153, respectively, resulting in net income of $132,337 and $38,889, respectively, for the period.

Leverage

The Company might borrow money to invest in Projects, depending on the circumstances at the time. If the Company needs to move quickly on a Project and has not yet raised enough capital through the Offering, it might make up the shortfall through borrowing. The General Partner will make this decision on an as-needed basis. Neither the Company nor the Projects currently have any loans.

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments. We will obtain the capital required to purchase new Projects, issue new Loans and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders, from short term advances from the General Partner and from undistributed funds from our operations. As of June 30, 2025, the Company had $1,932,145 of cash on hand and equivalents, which will be used to complete the acquisition of new Projects approved by the Investment Committee, issuance of new Loans, and short-term investments.

Method of Accounting

The compensation described in this section was calculated using the accrual method in accordance with U.S. GAAP.

Item 2. Other Information

On June 3, 2025, the Company filed a Form 1-U (found here) disclosing the transition of project management and component ownership from Sun Exchange to Energea Portfolio 3 Africa LLC and its wholly owned subsidiary, Energea Portfolio 3 Holdco (Pty) Ltd. On the same date, the company also transferred ownership of the project cells from Energea Portfolio 3 Farica LLC to Energea Portfolio 3 Holdco (Pty) Ltd, effective April 30, 2025.

On June 6, 2025, the Company  filed a Form 1-U (found here) disclosing the conversion of Energea Portfolio 3 Africa LLC to Energea Portfolio 3 Africa LP and related updates to our governing documents.

Item 3. Consolidated Financial Statements

Consolidated Balance Sheet

Balance Sheets

June 30, 2025 and December 31, 2024

	As of 06/30/25	As of 12/31/24
	Unaudited	Unaudited
Assets
Current assets:
Cash and cash equivalents	$ 1,932,145	$ 1,267,925
Accounts receivable	44,830	44,838
Other current assets	42,776	14,485
Total current assets	2,019,751	1,327,248

Property and equipment, net:
Construction in progress	-	0
Property and equipment	2,264,722	2,126,409
Total property and equipment	2,264,722	2,126,409
Less accumulated depreciation	(128,202)	(85,267)
Total property and equipment, net	2,136,520	2,041,142

Other noncurrent assets:
Loan receivable	2,364,000	1,429,000

Total assets	$ 6,520,271	$ 4,797,390

Liabilities and partners'/members' equity
Current liabilities:
Accounts payable and accrued expenses	$ 23,769	$ 1,230
Due to related entity	308	194
Total current liabilities	24,077	1,424

Noncurrent liabilities:
Deferred tax liability	33,551	33,551
Total noncurrent liabilities	33,551	33,551

Total liabilities	57,628	34,975

Partners'/members' equity	6,462,643	4,762,415

Total liabilities and partners'/members' equity	$ 6,520,271	$ 4,797,390

Consolidated Statement of Operations

Statements of Operations

June 30, 2025 and June 30, 2024

	As of 06/30/25	As of 06/30/24
	Unaudited	Unaudited

Revenue:
Equipment rental agreements	$ 128,332	$ 69,104
Loan interest	124,327	-
Total revenue	252,659	69,104

Portfolio operating expenses:
Depreciation	42,935	21,630
Professional fees	25,581	22,325
Administrative fees	8,553	15,762
Insurance	5,495	-
Legal	1,169	477
Management fees	29,607	562
Operation and maintenance	12,230	-
Regulatory	3,705	1,510
Rent	338	122
Other general and administrative expenses	10,046	980
Total portfolio operating expenses	139,659	63,368

Net income from operations	113,000	5,736

Other income/(expense):
Realized foreign currency loss/gain	(4,804)	212
Interest expense	(71)	(178)
Interest income	26,412	33419
Taxes expense	(2,200)	(300)
Total other income	19,337	33,153

Net income	$ 132,337	$ 38,889

Other comprehensive loss:
Unrealized foreign currency exchange loss	(8)	-

Comprehensive income	$ 132,329	$ 38,889

Consolidated Statement of Changes in Partners' Equity

Statement of Change in Partner's Equity

	Common Shares		Investor Shares		Accumulated Earnings/ (Deficit)	Accumulated Other Comprehensive Gain/(loss)	Total Members'/ Partners' Equity
	Shares	Amount	Shares	Amount

Members' equity, January 01, 2024	1,000,000	$ -	2,259,444	$ 2,451,140	$ (38,755)	$ -	$ 2,412,385

Issuance of investor shares, net of issuance costs of $87,358	-	-	2,033,383	2,480,616	-	-	2,480,616
Distributions	-	-	-	(208,484)	-	-	(208,484)
Net income					78,261		78,261
Unrealized foreign currency translation loss	-	-	-	-	-	(363)	(363)

Members' equity, December 31, 2024(Audited)	1,000,000	-	4,292,827	$ 4,723,272	39,506	(363)	4,762,415

Issuance of investor shares, net of issuance costs of $207,605	-	-	1,527,308	1,780,794	-	-	1,780,794
Distributions	-	-	-	(213,415)	-	-	(213,415)
Net income	-	-	-	-	132,337	-	132,337
Unrealized foreign currency translation gain	-	-	-	-	-	355	355
Cumulative translation adjustment	-	-	-	-	157	-	157

Conversion from LLC to LP - June 05, 2025	-	-	-	-	-	-	-

Partners' equity, June 30, 2025(Unaudited)	1,000,000	$ -	5,820,135	$ 6,290,651	$ 172,000	$ (8)	$ 6,462,643

Consolidated Statements of Cash Flows

	As of 06/30/25	As of 06/30/24
	Unaudited	Unaudited

Cash flows from operating activities:
Net income	$ 132,337	$ 38,889
Depreciation	42,935	21,630
Changes in assets and liabilities:
Accounts receivable	8	3,332
Other current assets	(28,291)	(38,204)
Accounts payable and accrued expenses	22,539	(128,900)
Due to/from related entities	114	(4,591)
Total cash flows from operating activities	169,642	(107,844)

Cash flows from investing activities:
Increase in loan receivable	(935,000)	(352,650)
Purchases of property and equipment	(138,313)	(398,367)
Total cash flows from investing activities	(1,073,313)	(751,017)

Cash flows from financing activities:
Proceeds from issuance of investor shares	1,988,399	1,207,526
Investor shares issuance costs	(207,605)	(87,358)
Distributions	(213,415)	(76,641)
Total cash flows from financing activities	1,567,379	1,043,527

Effect of exchange rate changes on cash	512	-

Increase in cash	664,220	184,666

Cash at the beginning of the period	1,267,925	1,109,421

Cash at the end of the period	$ 1,932,145	$ 1,294,087

Notes To Consolidated Financial Statements

June 30, 2025 and December 31, 2024

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 3 Africa LP (the "Company"), formerly known as Energea Portfolio 3 Africa LLC   is a Delaware Limited Liability Corporation formed to invest in the acquisition, development, and operation of a portfolio of solar energy projects ("Projects") in Africa. The Company and its day-to-day operations are managed by Energea Global LLC ("General Partner"). The Company commenced operations on March 11, 2021.

Effective June 05, 2025, the Company converted from a Limited Liability Company (LLC) to a Limited Partnership (LP). The conversion was undertaken for alignment of management and ownership structure. As a result of this change, the Company's legal form and ownership structure were modified. However, its classification for U.S. federal income tax purposes remains unchanged, the Company continues to be treated as a corporation. Management has determined that the conversion does not constitute a change in the reporting entity. Accordingly, comparative financial information for periods prior to the conversion has not been restated and reflects operations under the LLC structure.

The Company's activities are subject to significant risks and uncertainties, including the inability to secure funding to develop its portfolio. The Company's operations have been funded by the issuance of membership interests (prior to conversion). There can be no assurance that any of these strategies will be achieved on terms attractive to the Company. During 2021, the Company initiated an offering of its Class A Investor Shares (the "prior offering") under Regulation A of the Securities Act of 1933, as amended, to support ongoing project development. As of June 30, 2025, the Company had raised $7,140,494 through this offering. After deducting issuance costs of $361,555, net proceeds totaled $6,778,939. Since inception, the Company has distributed $488,288 to investors as non-dividend returns of capital.

To date, the Company has invested in 16 projects. In some cases, it acquired entire projects, while in others, it purchased fractional shares, known as "solar cells," through its partnership with The Sun Exchange (SA) Bewind Trust ("Sun-Ex"). When the Company purchases solar cells from a project, it retains overall control through negative covenants that enable it to manage financing, sales, and the replacement of the asset manager, even if it owns only a small percentage of the solar cells.

At the end of 2024, the Company decided to restructure its investment strategy in South Africa by terminating its agreements with Sun-Ex for 14 of its 16 projects. To facilitate this transition, the Company established a wholly owned subsidiary, Energea Portfolio 3 Holdco (PTY) Ltd, to assume direct management of the affected assets. Through this subsidiary, Energea Portfolio 3 Africa has full ownership of the 14 projects and the associated rights under the EPC and Solar Lease Agreements. Consequently, the Cell Owner Agreements and related services with Sun-Ex for those 14 projects were terminated, effective February 1, 2025. The remaining two projects continue to be managed in partnership with Sun-Ex under their original terms.

Basis of presentation

The consolidated financial statements include the accounts of the Company, and its subsidiary, and have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of Consolidation
The consolidated financial statements include the financial statements of the Company, and its wholly owned subsidiary. The accounting policies of the Company's subsidiary are consistent with the Company's accounting policies and all intercompany transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses of the period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits at commercial banks and short-term cash equivalents with original maturities of 90 days or less.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. For renewable energy assets, useful lives previously ranged from 20 to 30 years, with 30 years being the standard prior to 2025. Additions, renewals, and betterments that significantly extend the life of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Effective January 1, 2025, the Company revised the estimated useful life of its renewable energy assets from 30 years to 20 years for depreciation purposes. This change was made to better align with the contractual terms of the Company's Power Purchase Agreements (PPAs) and prevailing industry standards. Management believes the revised depreciation period more accurately reflects the expected economic useful life of these assets. This change in estimate has been applied prospectively in accordance with ASC 250, Accounting Changes and Error Corrections. The impact of the revised depreciation schedule is reflected in the financial statements for the period ended June 30, 2025, and is expected to result in higher annual depreciation expense going forward.

Impairment of Long-Lived Assets

The Company periodically evaluates the carrying value of the Projects when events and circumstances warrant such a review. Under ASC 360, the carrying value of the Projects is considered impaired when its anticipated undiscounted cash flows are less than its carrying value. A loss is then recognized based on the amount by which the carrying value exceeds the fair value of the asset. The Company has not recognized any impairment losses on any of its property and equipment for the periods ended June 30, 2025 or December 31, 2024.

Revenue recognition

According to Accounting Standards Codification (ASC 606-10-50), revenue is recognized when control of the promised goods or services is transferred to customers, reflecting the consideration the Company's expects to receive in exchange for those goods and services. In the Company case, the promised goods and services consist of the delivery of energy commodities and the electricity generated by the Projects.

Revenue from customer contracts is generated solely from the sale of energy commodities and electricity produced by the Projects. For these sales, the Company recognizes revenue as energy commodities and electricity are delivered, aligning with the amounts billed to customers according to the rates defined in the respective contracts. The billed amounts reflect the value of the commodities or energy delivered. Revenues not yet earned under these contracts, which have maturity dates between 2043 and 2044, will fluctuate based on the volume of commodities or energy delivered. Customers typically receive monthly bills, with payment due within 15 days. Customer contracts include a fixed rate associated with electricity produced under power purchase agreements. As of June 30, 2025, the Company anticipates recording $8,600,000 (unaudited) in revenue related to the fixed-rate components of these contracts as electricity is generated over the remaining terms.

Our Revenue Recognition Policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Solar Lease Agreement
Step 2 - Identify the Performance Obligations	Delivery of electricity from solar plant
Step 3 - Determine the Transaction Price	Amount contractually signed with Subscriber
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the Subscriber
Step 5 - Recognize Revenue	At a point in time when the Subscriber is invoiced

Loans Receivable and Current Expected Credit Losses

Loans are stated at unpaid principal balances. Interest on loans is credited to operations based upon the principal amount outstanding on the accrual basis.

The Company issues private debt to a variety of corporate borrowers and is exposed to credit risk arising from the potential inability of these borrowers to meet their contractual obligations. The Company assesses expected credit losses ("ECL") on financial assets measured at amortized cost in accordance with ASC 326.

Credit risk is actively monitored on an ongoing basis at both the individual borrower level and the portfolio level. The Company conducts comprehensive due diligence at origination and applies a structured credit approval process. Post-origination, the creditworthiness of each borrower is reassessed quarterly based on updated financials, operational performance, covenant compliance, and macroeconomic developments.

Significant increase in credit risk is assessed based on qualitative factors (e.g., negative outlook, industry stress), quantitative metrics (e.g., leverage ratios, payment history), and borrower-specific events (e.g., covenant breaches).

ECLs are measured using a probability-weighted approach based on two key components:
  Probability of Default (PD)
  Loss Given Default (LGD)

Forward-looking macroeconomic factors are incorporated into the model, including GDP growth, interest rates, and sector-specific risks.

Loans are written off when there is no reasonable expectation of recovery, typically after all collection efforts have been exhausted and the asset has been fully impaired.

Comprehensive Income/(Loss)

GAAP requires the reporting of "comprehensive income/(loss)" within general purpose consolidated financial statements. Comprehensive income/(loss) is comprised of two components, net income/(loss) and comprehensive income/(loss). For the periods ended June 30, 2025 and June 30, 2024, the Company had foreign currency exchange losses relating to currency translation from the South African Rand to the U.S. dollar reported as other comprehensive loss.

Income taxes

The Company has elected to be taxed as a C-Corporation for Federal, State and local income tax reporting purposes.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

The Company evaluated and concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements.  Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes.  The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Foreign Currency Exchange Transactions

Revenue is transacted in the local currency, South African Rand (ZAR), and are recorded in U.S. dollars translated using the exchange rate of the last day of each period. Realized exchange gains and losses are netted against revenue on the accompanying statement of operations. Realized translation losses for the periods ended June 30, 2025 and June 30, 2024 were $(8) and $0, respectively.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Subsequent events

In connection with the preparation of the consolidated financial statements, the Company monitored and evaluated subsequent events and transactions through September 30, 2025, the date on which the consolidated financial statements were available to be issued.

Note 2 - Property and Equipment

On March 20, 2021, the Company entered into a cell owner agreement with Sun-Ex for 1.74% of the cell units in the Project Nhimbe Fresh Packhouse & Cold Store for an aggregate purchase price of $24,631.

On April 3, 2021, the Company entered into a cell owner agreement with Sun-Ex for 6.72% of the cell units in Project SPAR Lulekani for an aggregate purchase price of $23,369.

On November 29, 2021, the Company entered into a Cell Owner Agreement with Sun-Ex for 100% of the cell units in the Anchor Foods Project for an aggregate purchase price of $109,334. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

On May 31, 2022, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project CPOA Trianon Retirement Village for an aggregate purchase price of $163,624. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

On May 31, 2022, the Company entered into a Cell Owner Agreement with Sun-Ex for 46.39% of the cell units in the CPOA Avondrust Court Project for an aggregate purchase price of $99,025. On April 30, 2025, the Company acquired the remaining shares for $64,924, bringing the total aggregate purchase price to $163,949. Following the acquisition, the contract was terminated, and the Company assumed full control of the asset.

On September 9, 2022, the Company entered into a cell owner agreement with Sun-Ex for 25.98% of the cell units in Project Baysville School of Skills for an aggregate purchase price of $25,000. On April 30, 2025, the Company acquired the remaining shares for $33,564, bringing the total aggregate purchase price to $58,564. Following the acquisition, the contract was terminated, and the Company assumed full control of the asset.

On September 9, 2022, the Company entered into a cell owner agreement with Sun-Ex for 74.54% of the cell units in Project Zandvliet Care Facility for an aggregate purchase price of $74,999. On April 30, 2025, the Company acquired the remaining shares for $39,825, bringing the total aggregate purchase price to $114,824. Following the acquisition, the contract was terminated, and the Company assumed full control of the asset.

On December 1, 2022, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Connaught Business Park for an aggregate purchase price of $411,361. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

On May 27, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project CPOA Quadrant Gardens for an aggregate purchase price of $90,710. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

On September 28, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Laerskool Dr Havinga for an aggregate purchase price of $191,151. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

On October 04, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project CPOA Constantia Place for an aggregate purchase price of $115,108. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

On December 14, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Hoerskool Bosmansdam for an aggregate purchase price of $148,234. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

On February 14, 2024, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project CPOA Eventide for an aggregate purchase price of $98,806. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

On March 14, 2024, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Montagu High School for an aggregate purchase price of $182,256. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

On May 13, 2024, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Robertson Voorbereiding School for an aggregate purchase price of $117,306. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

On July 10, 2024, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Swellendam Secondary School for an aggregate purchase price of $251,494. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

The Company's property and equipment as of June 30, 2025 and December 31, 2024, is outlined in the following roll-forward summary:

	2025	2024

Beginning property and equipment	$ 2,126,409	$ 1,476,548
Additions	138,313	649,861
Ending property and equipment	2,264,722	2,126,409

Beginning accumulated depreciation	85,267	29,920
Depreciation	42,935	55,347
Ending accumulated depreciation	128,202	85,267

Property and equipment, net	$ 2,136,520	$ 2,041,142

The Company's property and equipment consisted of the following as of June 30, 2025 and December 31, 2024:

Project Name	2025	2024
Anchor Foods	$ 109,334	$ 109,334
Baysville School	58,564	25,000
Connaught Park	411,362	411,362
CPOA Avondrust	163,949	99,024
CPOA Constantia Place	115,109	115,109
CPOA Eventide	98,806	98,806
CPOA Quadrant Gardens	90,710	90,710
CPOA Trianon	163,624	163,624
Hoerskool Bosmandam	148,234	148,234
Laerskool Dr Havinga	191,151	191,151
Montagu High School	182,256	182,256
Nhinbe Fresh	24,631	24,631
Spar Lulekani	23,369	23,369
Zandvliet Care Facility	114,824	74,999
Robertson Voorbereiding School	117,305	117,306
Swellendam Secondary School	251,494	251,494
TOTAL	$ 2,264,722	$ 2,126,409

Note 3 - Loan Agreements

In December 2024, the Company entered into a $20 million loan agreement with Hecate Global Renewables (HGR), a renewable energy developer specializing in utility-scale solar projects in Africa. This loan is structured to provide phased advances to HGR that are contingent upon the achievement of specific project milestones, facilitating HGR's transition from a developer to an independent power producer (IPP).

The loan features a fixed annual interest rate of 13.5%, with repayment terms that include monthly interest payments and a full principal repayment at the end of the five-year term in December 2029. To secure the loan, HGR pledged its assets, including equity ownership in its subsidiaries, and granted a first-priority lien on these assets, complemented by a personal guaranty of $3 million from an owner of HGR.

Further risk mitigation is achieved through a pledge of equity from HGR's parent company, Hecate Holdings LLC, as well as individual stakeholders. The Company also established step-in rights that enable it to take control of HGR's operations in the event of default. The loan agreement is formalized through a Secured Promissory Note, which outlines HGR's repayment obligations and confirms the robust protection afforded to the Company through the first-priority lien on HGR's assets.

As of June 30, 2025 and December 31, 2024, the Company has provided loan advances totaling $2,364,000 and $1,429,000, respectively, to Hecate Global Renewables and has recognized $124,327 and $ $21,410, respectively, in revenue related to the loan.

Note 4 - Related Party Transactions

The Company has transactions between related companies from time to time. On June 30, 2025 and December 31, 2024, the Company had $308 and $194, respectively, payable to a related entity, which is included in due to related entity on the accompanying consolidated balance sheets.

Note 5 - Partners' Equity

On June 05, 2025, the Company converted from a Delaware limited liability company to a Delaware limited partnership and is now governed by the Limited Partnership Agreement of Energea Portfolio 4 USA LP. This conversion was undertaken to enhance structural flexibility for capital raising and investor participation, including enabling the creation of additional classes of investor shares, supporting the continuation of the ongoing Regulation A offering, and aligning the entity's governance with its long-term growth strategy. In connection with the conversion, the Company retained its election to be treated as a C-corporation for U.S. federal income tax purposes. All outstanding equity interests previously designated as common shares and Class A investor shares were automatically converted into corresponding Common Shares and Class A Investor Shares under the new partnership structure.

As of the date of this report, the Partnership has authorized 2,501,000,000 limited partnership interests (the "Shares"). Of these, 1,000,000 are designated as Common Shares, and 2,500,000,000 are designated as Investor Shares. The Investor Shares, which represent limited partnership interests, are further divided into various classes, as described below.

Common Shares

The Partnership has authorized 1,000,000 Common Shares, all of which were issued and outstanding as of June 30, 2025 and December 31, 2024. These shares are held by Energea Global LLC, the General Partner, and represent its general partnership interest in the Partnership.

Investor Shares

The Partnership has authorized 2,500,000,000 Investor Shares, all of which represent limited partnership interests. Of this amount, 500,000,000 have been designated as Class A Investor Shares. As of June 30, 2025 and December 31, 2024, 5,820,135 and 4,297,827 Class A Investor Shares, respectively, were issued and outstanding.

The remaining 2,000,000,000 Investor Shares have been designated as Class B Investor Shares, Class C Investor Shares, Class D Investor Shares, and Class I Investor Shares. As of June 30, 2025, none of these additional classes of Investor Shares were issued or outstanding.

All shares are uncertificated unless otherwise determined by the General Partner and are governed by the rights, powers, and preferences set forth in the applicable authorizing resolutions referenced in the Limited Partnership Agreement.

Item 4. Exhibits

Index to Exhibits and Description of Exhibits

Exhibit No.	Description of Exhibit
2.1**
Certificate of Formation of the Company filed with the Delaware Secretary of State on March 11, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2A to the Company's Form 1-A filed January 4, 2024).

2.2**	Limited Liability Company Agreement of the Company dated March 12, 2021(incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company's Form 1-A filed May 3, 2024)
2.3**	Authorizing Resolution of the Company dated April 30, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2C to the Company's Form 1-A filed January 4, 2024).
2.4**	Certificate of Conversion from LLC to LP, filed June 5, 2025
2.5**	Limited Partnership Agreement of Energea Portfolio 3 Africa LP, dated June 5, 2025
2.6**	Authorizing Resolution of the Company dated June 5, 2025
3.1**	Redemption Plan (incorporated by reference to the copy thereof filed as Exhibit 3.1 to the Company's Form 1-A filed April 2, 2024).
4.1**	Form of Investment Agreement (incorporated by reference to the copy thereof filed as Exhibit 1A-4 to the Company's Form 1-A filed January 4, 2024).
4.2**	Form of Investment Agreement (updated for LP structure)
4.3**	Form of Auto-Invest Agreement
4.4**	Form of Auto-Reinvestment Agreement
6.1**	Investor Services Agreement between the Company and Sun Exchange (incorporated by reference to the copy thereof filed as Exhibit 1A-6A to the Company's Form 1-A filed January 4, 2024).
6.2**	Cell Owner Agreement between the Company and The Sun Exchange (SA) Bewind Trust (incorporated by reference to the copy thereof filed as Exhibit 1A-6B to the Company's Form 1-A filed January 4, 2024).
11.1**	Consent of Independent Auditor (Whittlesey PC), dated April 29, 2025
11.2**	Consent of McCarter & English (included in Exhibit 12)
12.1**	Legal opinion of McCarter & English, LLP dated June 6, 2025
** Previously filed

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chester, State of Connecticut, on September 30, 2025.

Energea Portfolio 3 Africa LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: September 30, 2025